UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the first quarter results ended July 19, 2009

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 25, 2009
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

PRESS RELEASE

STRONG INCREASE IN FIRST QUARTER NET EARNINGS
FOR ALIMENTATION COUCHE-TARD

  First quarter net earnings of $91.1 million, or $0.48 per share on a diluted basis compared to $47.2 million, or $0.24 per share on a diluted basis last fiscal year

  Same-store merchandise sales increased 2.4% in the United States and 2.6% in Canada

  Slight decrease of 0.2% in the consolidated merchandise and service gross margin but an increase of 0.4% in the United States

  Same-store motor fuel volume increased 1.6% in the United States and 1.5% in Canada

  15.43¢ per gallon motor fuel gross margin in the United States and Cdn5.76¢ per litre in Canada

  Excluding the impact related to the exchange rate, acquisitions and electronic payment fees, Operating, selling, administrative and general expenses are down 3.7%

TSX: ATD.A, ATD.B

Laval, Quebec, August 25, 2009 – Alimentation Couche-Tard Inc’s first quarter net earnings were positively affected by earnings stemming from sound management by Couche-Tard of its operating expenses, acquisitions, an increase in same-store merchandise revenues and motor fuel volume, a decrease in expenses related to electronic payment modes created by the lower motor fuel retail price, a decrease in financial expenses as well as a lower effective income tax rate. These positive items were partially offset by the weakening Canadian dollar and a slight decrease in merchandise and service consolidated gross margin.

“Our teams managed to find concrete and effective solutions to overcome pitfalls we are facing, namely the recession, the important and repetitive tax increases on tobacco products as well as the numerous minimum wage increases”, indicated Alain Bouchard, President and Chief Executive Officer. “I therefore believe our first quarter results were satisfying. However, given the fact that economic conditions remain difficult, we must remain prudent. I am still not ready to say the recession is behind us”, he concluded.

Raymond Paré, Vice-President and Chief Financial Officer adds: “Same-store motor fuel volume in the United States is growing, which is good news considering the performance recorded in the previous quarters. I also feel positive about the merchandise and service gross margin improvement in the United States” he continued. “These are indicators that our operations in the United States are progressing well. This adds to our cost reductions initiatives which are generating interesting results in both Canada and the United States”, concluded Mr. Paré.

Highlights of the First Quarter of Fiscal 2010

Growth of the Store Network
	12-week period ended July 19, 2009
	Company-operated
	stores	Affiliated stores	Total
Number of stores, beginning of period	4,395	1,048	5,443
Acquisitions	44	444	488
Openings / constructions / additions	5	10	15
Closures / withdrawals	(30)	(10)	(40)
Number of stores, end of period	4,414	1,492	5,906

Business acquisitions During the first quarter of fiscal 2010, Couche-Tard made the following acquisitions:

  On May 28, 2009: acquisition of 43 company-operated stores in Phoenix, Arizona, United States from ExxonMobil Corporation (ExxonMobil). Out of the 43 sites, Couche-Tard owns the land for 33 sites and 34 buildings, the remaining of which are operated under lease agreements. Pursuant to the same transaction, ExxonMobil also transferred to Couche-Tard the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States;

  During the quarter, Couche-Tard also acquired one other store through a distinct transaction.

Dividends On August 25, 2009, the Company’s Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the first quarter of fiscal 2010 to shareholders on record as at September 3, 2009, and approved its payment for September 14, 2009. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase programs

1) Program effective August 8, 2008, which expired August 7, 2009

During the first quarter of fiscal 2010, under this program, Couche-Tard repurchased 2,300 Class A multiple voting shares at an average cost of Cdn$13.19 and 2,445,700 Class B subordinate voting shares at an average cost of Cdn$13.20. On a cumulative basis since the implementation of this program, Couche-Tard has repurchased a total of 17,600 Class A multiple voting shares at an average cost of Cdn$13.18 and 9,929,100 Class B subordinate voting shares at an average cost of Cdn$13.07.

2) Program effective August 10, 2009, expiring at the latest on August 9, 2010

Subsequent to the end of the first quarter of fiscal 2010 – on August 10, 2009 – Couche-Tard implemented a new share repurchase program in replacement of the program which had expired August 7, 2009. This new program allows the Company to repurchase up to 2,685,370 of the 53,707,412 Class A multiple voting shares and up to 12,857,284 of the 128,572,846 Class B subordinate voting shares issued and outstanding as at July 24, 2009 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, Couche-Tard can repurchase a daily maximum of 1,000 Class A multiple voting shares and 107,717 Class B subordinate voting shares. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than August 9, 2010. All shares repurchased under the share repurchase program are cancelled upon repurchase.

Phantom Stock Unit Plan On May 1st, 2009, in replacement of a large portion of the stock option plan already in place since many years, Couche-Tard adopted a Phantom Stock Unit Plan (the ‘’Plan’’) for the benefit of its officers and key employees. The new Plan’s objective is to better align officers’ and key employees’ compensation with the Company’s performance against its peers. The Plan is anti-dilutive since it can only be settled in cash. Payment to beneficiaries of the Plan is namely conditional to the achievement by the Company of certain performance objectives compared to certain of its competitors. Couche-Tard does not believe that the new Plan will have a significant impact on its net earnings compared to the replaced portion of the stock option plan.

Moreover, in order to reduce the risk associated with fluctuations of the fair value of the Company’s shares created by the implementation of the new Plan, Couche-Tard entered into a financial agreement with a bank which includes a derivative instrument.

For more details on the new Plan and the financial agreement, please refer to Note 6 of Couche-Tard’s first quarter of fiscal 2010 consolidated financial statements.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended
	July 19, 2009	July 20, 2008
Average for period (1)	0.8734	0.9910
Period end	0.8961	0.9943

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As the Company uses the US dollar as its reporting currency, in its consolidated financial statements and in the present press release, unless indicated otherwise, results from Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which are discussed in the present press release are therefore related to the translation in US dollars of Canadian and corporate operations results and do not have a true economic impact on Couche-Tard’s performance since most of its consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the Company’s sensitivity to variations in foreign exchange rates is economically limited.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week periods ended July 19, 2009 and July 20, 2008:

(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 19, 2009		July 20, 2008		Variation %
Statement of Operations Data:
Merchandise and service revenues (1):
United States	953.7		857.8		11.2
Canada	437.1		444.2		(1.6)
Total merchandise and service revenues	1,390.8		1,302.0		6,8
Motor fuel revenues:
United States	1,911.5		2,622.5		(27.1)
Canada	372.8		394.5		(5.5)
Total motor fuel revenues	2,284.3		3,017.0		(24.3)
Total revenues	3,675.1		4,319,0		(14.9)
Merchandise and service gross profit (1):
United States	312.7		277.9		12.5
Canada	149.3		157.5		(5,2)
Total merchandise and service gross profit	462.0		435.4		6.1
Motor fuel gross profit:
United States	119.4		101.0		18.2
Canada	28.0		21.7		29.0
Total motor fuel gross profit	147.4		122.7		20.1
Total gross profit	609.4		558.1		9.2
Operating, selling, administrative and general expenses	431.0		423.1		1.9
Depreciation and amortization of property and equipment and other assets	45.0		42.9		4.9
Operating income	133.4		92.1		44.8
Net earnings	91.1		47.2		93.0
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.2%		33.4%		(0.2)
United States	32.8%		32.4%		0.4
Canada	34.2%		35.5%		(1.3)
Growth (decrease) of same-store merchandise revenues (2) (3):
United States	2.4%		0.0%
Canada	2.6%		(0.7%	)
Motor fuel gross margin (3):
United States (cents per gallon)	15.43		15.55		(0.8)
Canada (Cdn cents per litre)	5.76		5.53		4.2
Volume of motor fuel sold (4):
United States (millions of gallons)	800.5		675.6		18.5
Canada (millions of litres)	555.5		395.9		40.3
Growth (decrease) of same-store motor fuel volume (3):
United States	1.6%		(4.5%	)
Canada	1.5%		2.8%
Per Share Data:
Basic net earnings per share (dollars per action)	0.49		0.24		104.2
Diluted net earnings per share (dollars per action)	0.48		0.24		100.0

	July 19, 2009		April 26, 2009		Variation $
Balance Sheet Data:
Total assets	3,430.9		3,255.9		175.0
Interest-bearing debt	779.6		749.2		30.4
Shareholders’ equity	1,411.2		1,326.0		85.2
Ratios:
Net interest-bearing debt/total capitalization (5)	0.30 : 1		0.30 : 1
Net interest-bearing debt/EBITDA (6)	0.96 : 1	(7)	0.98 : 1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

7.

This ratio was standardized over a period of one year. It includes the results of the first quarter of the fiscal year which will end April 25, 2010 as well as the second, third and fourth quarters of the year ended April 26, 2009.

Operating Results

Revenues amounted to $3.7 billion in the first quarter of fiscal 2010, down $643.9 million, a decrease of 14.9 % compared to the first quarter of fiscal 2009. The decline is chiefly the result of a $1.1 billion decrease in motor fuel revenues resulting from a lower sale price and an adverse impact of $100.0 million from the weakening Canadian dollar. These factors contributing to the decrease were partially offset by a $471.0 million increase generated by acquisitions as well as by the growth of same-store merchandise revenues and motor fuel volume in both the United States and Canada.

More specifically, the growth of merchandise and service revenues for the first quarter of fiscal 2010 was $88.8 million, an increase of 6.8% compared to the same period last fiscal year, of which $117.0 million was generated by acquisitions, partially offset by a $53.0 million related to the depreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by the growth in same-store merchandise revenues, it rose by 2.4% in the United States, mainly because of the increase in tobacco products retail prices following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 2.6%.

Motor fuel revenues decreased by $732.7 million or 24.3% in the first quarter of fiscal 2010. The lower average retail price at the pump in the United Stated and Canada created a drop in revenues of $1.1 billion, as shown in the following table, beginning with the second quarter of the fiscal year ended April 26, 2009:

Quarter					Weighted
	2nd	3rd	4th	1st	average
52-week period ended July 19, 2009
United States (US dollars per gallon)	3.67	2.00	1.95	2.41	2.46
Canada (Cdn cents per litre)	114.37	78.05	78.67	88.80	89.31
52-week period ended July 20, 2008
United States (US dollars per gallon)	2.73	2.96	3.22	3.91	3.18
Canada (Cdn cents per litre)	92.35	95.92	103.69	122.66	103.25

Acquisitions contributed 141.0 million additional gallons in the first quarter, or $361.0 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $47.0 million. As for the growth in same-store motor fuel volume, it was 1.6% in the United States and 1.5% in Canada. The performance in the United States is a nice improvement over the previous four quarters which had posted important same-store volume decreases because of the harsh economic conditions.

The merchandise and service gross margin fell slightly by 0.2% in the first quarter of fiscal 2010 from 33.4% during the same period in fiscal 2009. In the United States, despite additional tax increases on tobacco products on July 1st, 2009 in Florida and Mississippi – which add to the significant federal tax increase that became effective April 1st, 2009 – the gross margin was 32.8%, an increase from 32.4% the previous year. As for Canada, margin fell to 34.2%, a 1.3% decrease. However, it has to be noted that in the first quarter of fiscal 2009, the margin was unusually high since it had benefited from adjustments related to obligations towards dealers in the Western Canada division as well as from retroactive adjustments to certain suppliers rebates. Excluding these non-recurring items, for the first quarter of fiscal 2009, the margin would have been 35.0% in Canada and 33.3 % on a consolidated basis. In addition, in both the United States and Canada, gross margin reflects Couche-Tard’s merchandising strategy in tune with market competitiveness and economic conditions within each market and the fact that some recent acquisitions posted a lower gross margin than the existing network thereby lowering the overall gross margin. This latter situation should improve as integration and improved supply terms strategies are implemented.

During the first quarter, the motor fuel gross margin for company-operated stores in the United States decreased by 0.12¢ per gallon, from 15.55¢ per gallon last year to 15.43¢ per gallon this year. In Canada, the margin rose, reaching Cdn5.76¢ per litre compared with Cdn5.53¢ per litre in the first quarter of fiscal 2009. The motor fuel gross margin of Couche-Tard’s company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the second quarter of the fiscal year ended April 26, 2009 were as follows:

(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 19, 2009
Before deduction of expenses related to electronic payment modes	24.88	18.21	11.38	15.43	17.45
Expenses related to electronic payment modes	4.94	3.15	3.10	3.56	3.64
After deduction of expenses related to electronic payment modes	19.94	15.06	8.28	11.87	13.81
52-week period ended July 20, 2008
Before deduction of expenses related to electronic payment modes	13.04	14.38	10.02	15.55	13.31
Expenses related to electronic payment modes	3.82	3.98	4.02	5.07	4.20
After deduction of expenses related to electronic payment modes	9.22	10.40	6.00	10.48	9.11

For the first quarter of fiscal 2010, operating, selling, administrative and general expenses rose by 1.9% compared with the first quarter of fiscal 2009. Theses expenses increased by 11.5% because of acquisitions while they decreased by 3.3% and 2.6%, respectively because of the weaker Canadian dollar and the decrease in electronic payment modes expenses. Excluding these items, expenses decreased by 3.7%. Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion of merchandise and service sales decreased by 0.9%. Couche-Tard’s prudent management of other controllable expenses as well as cost reduction measures it has put in place are the main reasons for the decrease.

Earnings before interests, taxes, depreciation and amortization [EBITDA] (1) was $178.4 million for the first quarter of fiscal 2010, up 32.1% compared with last fiscal year. Acquisitions contributed to EBITDA for an amount of $12.0 million during the quarter.

For the quarter, the depreciation expense increased due to the investments made through acquisitions and the ongoing implementation of the IMPACT program within Couche-Tard’s network.

For the first quarter, financial expenses decreased by $2.9 million compared with last fiscal year. This decrease is the result of the combined reduction in Couche-Tard’s average borrowings and interest rates.

The income tax rate for the first quarter of fiscal 2010 is 28.0% compared to a rate of 42.6% for the same quarter last fiscal year which was negatively impacted by a non-recurring income tax expense resulting from a corporate reorganization. Excluding this non-recurring income tax expense, the income tax rate for the first quarter of last fiscal year stood at 32.6%, 4.6% higher than the current quarter. This favorable rate variance comes in great part from the benefits of the corporate reorganization put in place during fiscal 2009.

Couche-Tard closed its first quarter of fiscal 2010 with net earnings of $91.1 million, which equals $0.49 per share (or $0.48 per share on a diluted basis), compared to $47.2 million last fiscal year ($0.24 per share on a diluted basis), an increase of $43.9 million or 93.0%.

___________________________

1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other public companies.

Liquidity and Capital Resources

Couche-Tard’s sources of liquidity remain unchanged compared with the fiscal year ended April 26, 2009. For further information, please refer to its 2009 Annual Report.

The Company has an interest rate swap agreement, which it entered into in 2004 with a bank. The terms of the agreement remain unchanged compared with the information provided in Couche-Tard’s 2009 Annual Report.

With respect to Couche-Tard’s capital expenditures, acquisitions and share repurchases carried out in the first quarter of fiscal 2010, they were financed using available cash flow. The Company expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future.

Couche-Tard’s credit facilities have not changed with respect to their terms of use since April 26, 2009. As at July 19, 2009, $413.8 million of the Company’s term revolving unsecured operating credits had been used ($360.0 million for the US dollars portion and $53.8 million for the Canadian dollars portion). The weighted average effective interest rate was 0.93% for the US dollar portion and 0.99% for the Canadian dollars portion. In addition, standby letters of credit in the amount of Cdn$0.9 million and $18.3 million were outstanding as at July 19, 2009. Couche-Tard also has a $350.3 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $0.7 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt), bearing interest at an effective rate of 7.55% (6.60% taking into account the effect of the interest rate swap described above) and maturing in 2013.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
	July 19, 2009	July 20, 2008	Variation $
Operating activities
Cash flows (1)	141.6	95.8	45.8
Other	(63.4)	(37.6)	(25.8)
Net cash provided by operating activities	78.2	58.2	20.0
Investing activities
Business acquisitions	(61.4)	(65.1)	3.7
Purchase of property and equipment, net of proceeds from the disposal
of property and equipment	(26.1)	(32.6)	6.5
Proceeds from sale and leaseback transactions	3.1	-	3.1
Other	0.9	(2.9)	3.8
Net cash used in investing activities	(83.5)	(100.6)	17.1
Financing activities
Share repurchase	(28.3)	-	(28.3)
Increase in long-term borrowing	27.7	29.1	(1.4)
Net cash (used in) from financing activities	(0.6)	29.1	(29.7)
Company credit rating
Standard and Poor’s	BB+	BB
Moody’s	Ba1	Ba1
1.

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities During the first quarter of fiscal 2010, net cash from operating activities reached $78.2 million, up $20.0 million from the first quarter of fiscal 2009. This increase is mainly due to higher net earnings during the first quarter of fiscal 2010 compared to the first quarter of fiscal 2009, partially offset by changes in the working capital, including an increase in accounts receivable and inventories resulting from higher motor fuel retail prices and cost compared to the fourth quarter of fiscal 2009.

Investing activities During the first quarter of fiscal 2010, investing activities were primarily for the acquisition of 44 company-operated stores for an amount of $61.4 million and to capital expenditures for an amount of $26.1 million. Capital investments were primarily for the replacement of equipment in some of Couche-Tard’s stores to enhance its offering of products and services, the addition of new stores as well as the ongoing implementation of the Company’s IMPACT program throughout its network.

Financing activities During the first quarter of fiscal 2010, Couche-Tard repurchased shares for a total amount of $28.3 million while the increase in long term debt amounted to $27.7 million.

Financial Position

As shown by its indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash provided by operating activities, Couche-Tard’s financial position is excellent.

Total consolidated assets amounted to $3.4 billion as at July 19, 2009 compared to $3.3 billion as at April 26, 2009. This increase is the result of four factors:

1.	The increase in property and equipment mainly resulting from the stores acquired from ExxonMobil;

2.

The increase in credit and debit cards receivables driven by higher motor fuel retail price compared to the fourth quarter of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories;

3.

The increase in motor fuel inventory due to a higher product cost compared to the fourth quarter of fiscal 2009 combined with the increase in in-store merchandise inventory because of the summer season; and

4.	An overall increase in Canadian and corporate operations assets once translated in U.S. dollars due to a stronger Canadian dollar.

Shareholders’ equity amounted to $1.4 billion as at July 19, 2009, up $85.2 million compared to April 26, 2009, reflecting net earnings generated over the first quarter and the increase in accumulated other comprehensive income due to the strengthening of the Canadian dollar, partially offset by the share repurchases made during the quarter.

Summary of Quarterly Results

(In millions of US dollars except for per share data, unaudited)
	12-week period
	ended
	July 19,					Extract from the 52-week period
	2009	52-week period ended April 26, 2009				ended April 27, 2008
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks
Revenues	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0	3,705.8	4,590.9	3,499.8
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	178.4	105.0	168.1	179.7	135.0	63.7	130.6	135.2
Depreciation and amortization of property and
equipment and other assets	45.0	42.6	56.4	41.1	42.9	39.9	53.8	41.1
Operating income	133.4	62.4	111.7	138.6	92.1	23.8	76.8	94.1
Financial expenses	6.9	6.8	10.3	9.3	9.8	9.1	16.7	13.8
Net earnings	91.1	38.0	71.1	97.6	47.2	15.5	50.5	54.2
Net earnings per share
Basic	$0.49	$0.20	$0.37	$0.50	$0.24	$0.08	$0.25	$0.27
Diluted	$0.48	$0.20	$0.36	$0.49	$0.24	$0.08	$0.24	$0.26

Outlook

In the course of fiscal year 2010, Couche-Tard expects to pursue its investments with caution in order to, amongst other things, deploy its IMPACT program. Given the economic climate and its attractive access to capital, the Company is well positioned to realize acquisitions and create value. However, the Company will continue to exercise patience in order to benefit from a fair price in view of current market conditions. Couche-Tard also intends to keep an ongoing focus on its supply terms and operating expenses.

Finally, in line with its business model, Couche-Tard intends to continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its large clientele.

August 25, 2009

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently has a network of 5,906 convenience stores, 4,122 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia and three in Canada covering ten provinces. More than 52,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Raymond Paré, Vice-President and Chief Financial Officer
Tel: (450) 662-6632 ext. 4607
investor.relations@couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Webcast on August 25, 2009 at 3:30 P.M. (EST)

Couche-Tard invites analysts known to the Company to send their two questions in advance to its management, before 1:30 P.M. (EST) on August 25, 2009.

Financial analysts and investors who wish to listen to the webcast on Couche-Tard’s results which will take place online on August 25, 2009 at 3:30 P.M. (EST) can do so by accessing the Company’s website at www.couche-tard.com and by clicking on the corporate presentations link of the investor relations section. For those who will not be able to listen to the live presentation, the recording of the webcast will be available on the Company’s website for a period of 90 days.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	July 19,	July 20,
	2009	2008
	$	$
Revenues	3,675.1	4,319.0
Cost of sales (excluding depreciation and amortization of
property and equipment and other assets as shown separately below)	3,065.7	3,760.9
Gross profit	609.4	558.1

Operating, selling, administrative and general expenses	431.0	423.1
Depreciation and amortization of property and equipment and other assets	45.0	42.9
	476.0	466.0
Operating income	133.4	92.1
Financial expenses	6.9	9.8
Earnings before income taxes	126.5	82.3
Income taxes	35.4	35.1
Net earnings	91.1	47.2

Net earnings per share (Note 4)
Basic	0.49	0.24
Diluted	0.48	0.24
Weighted average number of shares (in thousands)	186,201	196,727
Weighted average number of shares – diluted (in thousands)	189,979	200,684
Number of shares outstanding at end of period (in thousands)	185,233	196,731

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 12-week period ended					July 19, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			91.1		91.1
Change in cumulative translation adjustments (1)				25.0	25.0
Change in fair value of a financial
instrument designated as a cash flow hedge				0.5	0.5
Comprehensive income for the period					116.6
Dividends			(6.0)		(6.0)
Stock-based compensation expense (note 6)		0.4			0.4
Repurchase and cancellation of shares	(5.7)				(5.7)
Excess of acquisition cost over book value of
Class A multiple voting shares and Class B
subordinate voting shares repurchased
and cancelled			(20.1)		(20.1)
Balance, end of period	323.4	18.1	997.6	72.1	1,411.2

For the 12-week period ended					July 20, 2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			47.2		47.2
Change in cumulative translation adjustments (1)				2.2	2.2
Comprehensive income for the period					49.4
Dividends			(6.8)		(6.8)
Stock-based compensation expense (note 6)		0.8			0.8
Balance, end of period	348.8	16.4	815.4	116.5	1,297.1

(1)

For the 12-week period ended July 19, 2009, these amounts include a gain of $43.0 (net of income taxes of $16.7). For the 12-week period ended July 20, 2008 these amounts include a gain of $5.9 (net of income taxes of $2.8), These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 19,	July 20,
	2009	2008
	$	$
Operating activities
Net earnings	91.1	47.2
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other
assets, net of amortization of deferred credits	39.0	38.1
Future income taxes	11.6	9.6
(Gain) loss on disposal of property and equipment and other assets	(0.1)	0.9
Deferred credits	2.0	2.3
Other	4.2	4.4
Changes in non-cash working capital	(69.6)	(44.3)
Net cash provided by operating activities	78.2	58.2

Investing activities
Business acquisitions (Note 3)	(61.4)	(65.1)
Purchase of property and equipment	(26.1)	(35.0)
Proceeds from disposal of property and equipment and other assets	4.7	2.4
Increase in other assets	(3.8)	(2.9)
Proceeds from sale and leaseback transactions	3.1	-
Net cash used in investing activities	(83.5)	(100.6)

Financing activities
Repurchase of shares	(28.3)	-
Net increase in long-term debt	27.7	29.1
Net cash (used in) provided by financing activities	(0.6)	29.1
Effect of exchange rate fluctuations on cash and cash equivalents	5.0	0.8
Net decrease in cash and cash equivalents	(0.9)	(12.5)
Cash and cash equivalents, beginning of period	173.3	216.0
Cash and cash equivalents, end of period	172.4	203.5

Supplemental information:
Interest paid	13.0	14.3
Income taxes paid	26.8	24.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 19,	As at April 26,
	2009	2009
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	172.4	173.3
Accounts receivable	269.5	225.4
Inventories	443.5	400.3
Prepaid expenses	22.1	8.5
Future income taxes	37.4	37.0
	944.9	844.5
Property and equipment	1,844.1	1,789.4
Goodwill	398.4	384.8
Trademarks and licenses	173.8	172.0
Deferred charges	10.6	10.9
Other assets	52.8	49.8
Future income taxes	6.3	4.5
	3,430.9	3,255.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	793.9	758.1
Income taxes payable	25.8	26.3
Future income taxes	0.9	0.7
Current portion of long-term debt	2.8	3.9
	823.4	789.0
Long-term debt	776.8	745.3
Deferred credits and other liabilities	264.2	259.0
Future income taxes	155.3	136.6
	2,019.7	1,929.9

Shareholders' equity
Capital stock	323.4	329.1
Contributed surplus	18.1	17.7
Retained earnings	997.6	932.6
Accumulated other comprehensive income	72.1	46.6
	1,411.2	1,326.0
	3,430.9	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1.

CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 26, 2009, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2009 Annual Report (the 2009 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2.

ACCOUNTING CHANGES

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

3.

BUSINESS ACQUISITIONS

On May 28, 2009, the Company purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. The Company leases the lands and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States.

During the quarter, the Company also acquired one store through a distinct transaction.

These acquisitions were settled for a total cash consideration of $61.4, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.8
Property and equipment	57.7
Other assets	0.1
Total tangible assets	61.6
Liabilities assumed
Accounts payable and accrued liabilities	1.0
Deferred credits and other liabilities	0.7
Total liabilities	1.7
Net tangible assets acquired	59.9
Intangibles	1.3
Goodwill	0.2
Total consideration paid, including direct acquisition costs	61.4

The Company expects that approximately $0.1 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4.

NET EARNINGS PER SHARE

		12-week period			12-week period
		ended July 19, 2009			ended July 20, 2008
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$

Basic net earnings attributable to Class A and B shareholders	91.1	186,201	0.49	47.2	196,727	0.24

Dilutive effect of stock options		3,778	0.01		3,957	-

Diluted net earnings available for Class A and B shareholders	91.1	189,979	0.48	47.2	200,684	0.24

A total of 1,719,775 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 19, 2009. There are 1,599,839 stocks options excluded from the calculation for the 12-week period ended July 20, 2008.

5.

CAPITAL STOCK

As at July 19, 2009, the Company has 53,708,112 (53,881,212 as at July 20, 2008) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 131,524,524 (142,849,776 as at July 20, 2008) outstanding Class B subordinate voting shares each comprising one vote per share.

On August 8, 2008, the Company implemented a share repurchase program which allows to repurchase up to 2,693,860 Class A multiple voting shares (representing 5.0% of the 53,877,212 Class A multiple voting shares issued and outstanding as at July 29, 2008) and up to 14,031,210 Class B subordinate voting shares (representing 10.0% of the 140,312,108 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 29, 2008). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis. All shares repurchased under the share repurchase program are cancelled upon repurchase. During the 12-week period ended July 19, 2009, the Company has repurchased under this program a total of 2,300 Class A multiple voting shares at an average cost of Cdn$13.19 and 2,445,700 Class B subordinate voting shares at an average cost of Cdn$13.20. On a cumulative basis since the implementation of the program, the Company has repurchased a total of 17,600 Class A multiple voting shares at an average cost of Cdn$13.18 and 9,929,100 Class B subordinate voting shares at an average cost of Cdn$13.07.

6.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock options

As at July 19, 2009, 8,759,703 stock options for the purchase of Class B subordinate voting shares are outstanding (9,002,239 as at July 20, 2008). These stock options can be gradually exercised at various dates until May 1, 2019, at an exercise price varying from Cdn$2.38 to Cdn$25.71. One series of 15,000 stock options at an exercise price of Cdn$13.15 was granted since the beginning of the fiscal year.

For the 12-week period ended July 19, 2009, the stock-based compensation costs amount to $0.4. For the 12-week period ended July 20, 2008, the stock-based compensation costs amount to $0.8.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the stock options granted during the period:

☐	risk-free interest rate of 2.56%;
☐	expected life of 8 years;
☐	expected volatility of 33%;
☐	expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$4.67 (Cdn$5.63 as at July 20, 2008). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2009 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Phantom stock units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (the “PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs, to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit, which value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award equal to the fair market value of the Company’s Class B shares on the open market of the Toronto Stock Exchange upon vesting of the PSU. Each PSU initially granted vest no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are solely payable in cash.

The PSU compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of PSUs that will ultimately be paid. The liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares. For the 12-week period ended July 19, 2009, the Company granted 189,247 PSUs and the compensation costs amount to $0.2. As at July 19, 2009, 189,247 PSUs were outstanding. On the consolidated balance sheet, the obligation related to the PSU Plan is recorded in deferred credit and other liabilities.

To manage current and forecasted risk related to changes in the fair market value of the PSUs granted by the Company, the Company has entered into a financial arrangement with an investment grade financial institution. The financial arrangement includes a total return swap with an underlying representing 189,247 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards and/or settlements of PSUs.

The Company has documented and identified the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the instrument is an effective hedge at the time of the establishment of the hedge and for the duration of the Instrument. The changes in the fair value of the instrument are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period the recording of the change in the fair value of the PSUs affects consolidated net earnings. Should a portion of the hedge become ineffective or should the Company come to expect at any time that all or a portion of the gain or loss on the instrument previously recorded in other comprehensive income will not be recovered in future periods, it would reclassify immediately into consolidated net earnings the gain or loss on the instrument related to the ineffective portion of the hedge or that is no longer expected to be recovered. As at July 19, 2009, the fair value of the Instrument was $0.5.

7.

EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 19, 2009, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.1. For the corresponding 12-week period ended July 20, 2008, the expense is $1.5. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2009 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

8.

SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended July 19, 2009			ended July 20, 2008
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	437.1	953.7	1,390.8	444.2	857.8	1,302.0
Motor fuel	372.8	1,911.5	2,284.3	394.5	2,622.5	3,017.0
	809.9	2,865.2	3,675.1	838.7	3,480.3	4,319.0
Gross Profit
Merchandise and services	149.3	312.7	462.0	157.5	277.9	435.4
Motor fuel	28.0	119.4	147.4	21.7	101.0	122.7
	177.3	432.1	609.4	179.2	378.9	558.1
Property and equipment and goodwill (a)	469.0	1,773.5	2,242.5	517.2	1,688.1	2,205.3

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Accounting changes

In June 2009, CICA amended Section 1506 “Accounting changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.

Financial instruments - recognition and measurement

In June 2009, CICA amended Section 3855 “Financial instruments - recognition and measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.

Financial instruments - disclosures

In June 2009, CICA amended Section 3862 “Financial instruments - disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.